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Exhibit 12.1

CITY NATIONAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS, EXCEPT RATIOS)
(UNAUDITED)

	Years ended December 31,
	2002	2001	2000	1999	1998
	(in thousands)
EXCLUDING INTEREST ON DEPOSITS
Income Before Income Taxes	$261,958	$218,143	$199,730	$167,414	$150,024
Add Fixed Charges	29,548	63,486	89,071	58,978	45,973

Total Earnings	291,506	281,629	288,801	226,392	195,997

Fixed Charges:
Other Interest Expense	23,732	57,844	84,045	55,227	43,041
Interest Portion of Rental Expenses	5,816	5,642	5,026	3,751	2,932

Total Fixed Charges	29,548	63,486	89,071	58,978	45,973

Ratio of Earnings to Fixed Charges	9.87	4.44	3.24	3.84	4.26

Adjusted Ratio of Earnings to Fixed Charges (1)	9.87	4.64	3.37	3.93	4.31

INCLUDING INTEREST ON DEPOSITS
Income Before Income Taxes	$261,958	$218,143	$199,730	$167,414	$150,024
Add Fixed Charges	100,260	196,736	244,798	152,192	133,210

Total Earnings	362,218	414,879	444,528	319,606	283,234

Fixed Charges:
Deposit Interest Expense	70,712	133,250	155,727	93,214	87,237
Other Interest Expense	23,732	57,844	84,045	55,227	43,041
Interest Portion of Rental Expenses	5,816	5,642	5,026	3,751	2,932

Total Fixed Charges	100,260	196,736	244,798	152,192	133,210

Ratio of Earnings to Fixed Charges	3.61	2.11	1.82	2.10	2.13

Adjusted Ratio of Earnings to Fixed Charges (1)	3.61	2.17	1.86	2.13	2.15

1.
Reflects the calculation of earnings to fixed charges utilizing income before tax, adjusted to eliminate goodwill amortization of $12,868, $11,223, $5,171, and $3,349, for the years ended December 31, 2001, 2000, 1999 and 1998, respectively, to reflect all periods on a comparable basis.

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CITY NATIONAL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS, EXCEPT RATIOS) (UNAUDITED)